UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.1)*

China Housing & Land Development, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

16939V103

(CUSIP Number)

Pingji Lu

1008 LIUXUE ROAD, BAQIAO DISTRICT

XI’AN, SHAANXI PROVINCE 710038 P.R. CHINA

86-29-83328813

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A	Page 2 of 4

This Amendment No. 1 supplements and amends the Schedule 13D (the “Schedule 13D”) filed on November 28, 2014 by Mr. Pingji Lu (“Mr. Lu” or the “Reporting Person”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of China Housing & Land Development, Inc., a Nevada corporation (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically amended and supplemented by this Amendment No. 1, all other provisions of the Schedule 13D shall remain in full force and effect.

CUSIP No. 16939V103

1	NAMES OF REPORTING PERSONS Pingji Lu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,034,505
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,034,505
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,034,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.47%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Based on 34,800,558 shares of Common Stock of the Issuer as of November 13, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 14, 2014.

Schedule 13D/A	Page 3 of 4

Explanatory note: Mr. Lu’s beneficial ownership was disclosed in the Issuer’s annual proxy statement each year from 2009 to 2013, as well as the preliminary proxy statement filed on August 26, 2014 in connection with the Issuer’s special meeting. Mr. Lu also filed various Form 4 reports from time to time under Section 16 of the Exchange Act to report transactions in the Common Stock. Notwithstanding the foregoing, Mr. Lu understands that his obligations pursuant to Regulation 13D-G were not and cannot be met indirectly through disclosure in other Exchange Act reports.

Schedule 13D/A	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2015

PINGJI LU

By: /s/ Pingji Lu
Pingji Lu, Individually